Filed by Potomac Electric Power Company Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1072 Subject Company: Conectiv

THE FOLLOWING IS A NOTICE TO MEMBERS OF THE PEPCO EMPLOYEE SAVINGS
PLANS REGARDING VOTING THEIR PROXIES.
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Your vote at Pepco's Annual Meeting is important, no matter how many shares you own.

As a member of an Employee Savings Plan, you are entitled to vote shares held in the Plan by giving instructions to the Plan Trustee, Fidelity Management Trust Company. Shares may not
be voted directly by the member.

Please help your company avoid the expense of further solicitation by signing and returning the enclosed proxy card to the Plan Trustee today!

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          The joint proxy statement/prospectus in definitive form filed with the Securities and Exchange
Commission (the "SEC") by Pepco and Conectiv in connection with the transaction contains important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. The Directors and Officers of Pepco and Conectiv will be soliciting proxies in favor of the transaction. A free copy of the joint proxy statement/prospectus and other documents filed or to be filed by the two companies with the SEC, including information about Pepco's and Conectiv's directors and officers and their beneficial interests in their respective company's common stock, is or will be available at the SEC's web site at http://www.sec.gov.